

Brandy Hipp · 3rd
Chief Financial Officer at Ashley Black Guru
San Antonio, Texas, United States · Contact info


Ashley Black Guru

The University of Texas at San Antonio

Experience


Ashley Black Guru
4 yrs 4 mos

Chief Financial Officer
Sep 2018 - Present · 3 yrs 7 mos

CFO
Sep 2018 - Present · 3 yrs 7 mos


Ashley Black Guru | FasciaBlaster®
The FasciaBlaster® is a self-use fascia tool designed to massage the fascia which helps improve muscle performance and circulation as well as reduce pain and the appearance of cellulite.

VP Finance & Tax
Dec 2017 - Present · 4 yrs 4 mos

Responsible for the Tax, Accounting, HR, Finance, and Treasury strategy and operations for one of the fastest growing E-commerce (D2C / HPC), lifestyle brands.
...see more

 

Rackspace, the #1 managed cloud company
6 yrs

Tax Senior Manager
Sep 2017 - Dec 2017 · 4 mos
San Antonio, Texas

International Tax Manager
Jan 2012 - Aug 2017 · 5 yrs 8 mos

Main responsibilities include transfer pricing, provision, local country income tax and transaction compliance and statutory filings.

Domestic Tax Analyst
Rackspace, the Open Cloud Company
Jul 2009 - 2011 · 1 yr 7 mos

As a Domestic Tax Analyst, my primary responsibilities were State and Federal compliance and provision.


Tax Preparer
Jackson Hewitt Tax Service Inc.
Sep 2005 - May 2006 · 9 mos
Universal City, Texas

Education


The University of Texas at San Antonio
Master's degree, Taxation
2007 - 2009


Texas Lutheran University
Bachelor's degree, Marketing
1999 - 2001